Filed Pursuant to Rule 433
Registration No. 333-217108

Term Sheet dated April 3, 2017

The Progressive Corporation

$850,000,000

4.125% SENIOR NOTES DUE 2047

Issuer:	The Progressive Corporation
Format:	SEC Registered
Securities:	4.125% Senior Notes Due 2047
Expected Ratings (Moody’s / S&P / Fitch)*:	A2 / A / A (stable/stable/stable)
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	April 3, 2017
Settlement Date:	April 6, 2017 (T+3)
Maturity Date:	April 15, 2047
Principal Amount:	$850,000,000
Treasury Benchmark:	2.875% due November 15, 2046
Treasury Benchmark Yield:	2.982%
Spread to Treasury Benchmark:	115 basis points
Yield to Maturity:	4.132%
Price to Public:	99.879% of principal amount
Coupon:	4.125%
Gross Underwriting Discount:	0.750%
Proceeds to Issuer Before Expenses:	$842,596,500
Interest Payment Dates:	Semi-annually on April 15th and October 15th, commencing on October 15, 2017 (long first coupon)
Optional Redemption:	If prior to October 15, 2046, make whole call as set forth in the preliminary prospectus supplement (Treasury Rate plus 20 basis points). If on or after October 15, 2046, par call as set forth in the preliminary prospectus supplement.
Denominations:	Minimum of $2,000, with increments of $1,000 thereafter
CUSIP; ISIN:	743315 AS2 / US743315AS29
Joint Bookrunners:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	Goldman, Sachs & Co. Deutsche Bank Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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